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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69675

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/22** AND ENDING **03/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Hamilton Lane Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 Washington Street, Suite 1300

(No. and Street)

Conshohocken   **PA**   **19428**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero   **(212) 668-8700**   **mromero@acisecure.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith & Brown, PC

(Name – if individual, state last, first, and middle name)

506 Carnegie Ctr., Ste 400   **Princeton**   **NJ**   **08540**

(Address)   (City)   (State)   (Zip Code)

10/08/2003   **100**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
 accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
 CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John Brecker _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hamilton Lane Securities, LLC _____, as of March 31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
SUNNY LEENA CHUN, Notary Public
Philadelphia County
My Commission Expires February 10, 2025
Commission Number 1305552

Sunny Leena Chun
Notary Public

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Hamilton Lane Securities LLC

**Report on Audit of Financial Statements
and Supplemental Information**

For the year ended March 31, 2023

CONFIDENTIAL

Hamilton Lane Securities LLC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Hamilton Lane Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamilton Lane Securities LLC (the "Company") as of March 31, 2023, the related statements of operations, changes in member's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, contained in schedules I, II and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

New York, New York
May 18, 2023

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Statement of Financial Condition
March 31, 2023

<u>**Assets**</u>

Assets:

Cash	$	245,623
Receivable from affiliate		36,093
Prepaid expenses		41,350
Total Assets	$	323,066

<u>**Liabilities and Member's Equity**</u>

Liabilities:

Accounts payable and accrued expenses	$	37,695
Member's Equity		285,371
Total Liabilities and Member's Equity	$	323,066

The accompanying notes are an integral part of these financial statements

Hamilton Lane Securities LLC
Statement of Operations
For the year ended March 31, 2023

Revenue:		
Private placement fees	$	5,152,575
Operating Expenses:		
Salaries and compensation expenses		4,701,214
Administrative fees		206,000
Professional fees		80,972
Regulatory fees		105,969
Dues, subscriptions and other expenses		12,603
Total Operating Expenses		5,106,758
Net Income	$	45,817

The accompanying notes are an integral part of these financial statements

Hamilton Lane Securities LLC
Statement of Changes in Member's Equity
For the year ended March 31, 2023

Balance, April 1, 2022	$	1,397,578
Distributions		(1,158,024)
Net Income		45,817
Balance, March 31, 2023	$	285,371

The accompanying notes are an integral part of these financial statements

4

Hamilton Lane Securities LLC
Statement of Cash Flows
For the year ended March 31, 2023

Cash Flows from Operating Activities:		
Net income	$	45,817
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from affiliates		(16,540)
Increase in prepaid expenses		(15,326)
Increase in accounts payable and accrued expenses		4,361
Net Cash Provided by Operating Activities		18,312
Cash Flows from Financing Activities:		
Capital Distributions		(1,158,024)
Net Cash used in Financing Activities		(1,158,024)
Net decrease in Cash		(1,139,712)
Cash - Beginning of the year		1,385,335
Cash - End of the year	$	245,623

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Hamilton Lane Securities LLC (the "Company") is incorporated in the state of Delaware and is located in Conshohocken, Pennsylvania. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Hamilton Lane Advisors, L.L.C. ("HLA") and exclusively provides private placements of securities to its affiliated entities. The Company received approval from the regulatory authorities in March 2016.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Cash and Cash Equivalents and Concentrations of Credit Risk

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. There are no cash equivalents as of March 31, 2023. The Company has significant cash balances at one financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

c) Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606") which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company solicits prospective investors to the Affiliated Funds who are managed by various investment management entities, each of which is related through common control. The investment management entities compensate the Company with private placement fees for the successful solicitation of investors, at a rate equal to 105% of related costs incurred. The Company recognizes placement fees over time, when the associated expenses are incurred.

There was a receivable balance from an affiliate of $19,553 and $36,093 on April 1, 2022 and March 31, 2023, respectively. There were no contract assets or contract liabilities as of April 1, 2022 or March 31, 2023.

d) Income Taxes

The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the member in its respective return. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in these financial statements as of March 31, 2023. The Company commenced operations in 2016 and its tax returns for the years ending March 2020, March 2021 and March 2022 remain subject to examination by the taxing authorities.

There were no interest or penalties recognized in the Statement of Operations for the year ended March 31, 2023.

2. Summary of Significant Accounting Policies (Continued)

e) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

For the year ending March 31, 2023, the fees earned from HLA were $5,152,575 as reported on the Statement of Operations as private placement fees. Under the new agreement all fees paid to HLA by the Company under the agreement and all amounts paid by HLA on behalf of the Company are subject to a 5% surcharge. For the year ending March 31, 2023 the fees paid to HLA for office space and overhead are included in administrative fees on the Statement of Operations and comprise the entire amount.

The amount due from related parties for the year ended March 31, 2023 was $36,093.

HLA provides for certain expenses under the Expense Sharing Agreement (see Note 5). The Company also earns all private placement fees from HLA. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

4. Significant Customer

100% of gross revenues were derived from one customer, an affiliate.

5. Expense Sharing Agreement

Under the terms of the supplemental and supporting services agreement with HLA, expenses are paid for by HLA on behalf of the Company and the Company earns a 5% surcharge. These expenses appear on Statement of Operations as salaries and compensation, and administrative fees. These expenses totaled $4,907,214 for the year ended March 31, 2023.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2023, the Company had net capital of $207,928, which was $202,928 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital percentage was 18%.

7. Risks and Uncertainties

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result, various nations, including the United States, have implemented economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company's financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Member's Equity	$	285,371
Less non-allowable assets		77,443
Net Capital	$	207,928
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Capital in Excess of Minimum Requirements	$	202,928
Percentage of Aggregate Indebtedness to Net Capital		18%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

See Report of Independent Registered Public Accounting Firm

Schedule II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
  RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company does not claim exemption from SEC Rule 15c3-3 and instead relies on SEC footnote 74 to SEC Release 34-70073. The Company is a non-covered firm since it limits its business activities exclusively to providing private placement of securities to affiliated entities.

Schedule III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
  UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company does not claim exemption from SEC Rule 15c3-3 and instead relies on SEC footnote 74 to SEC Release 34-70073. The Company is a non-covered firm since it limits its business activities exclusively to providing private placement of securities to affiliated entities.

See Report of Independent Registered Public Accounting Firm



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Hamilton Lane Securities LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Hamilton Lane Securities LLC (the "Company") stated the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing private placements of securities to its affiliated entities, and because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

New York, New York
May 18, 2023

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Hamilton Lane Securities LLC
Exemption Report

Hamilton Lane Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing private placements of securities to its affiliated entities, and because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, John Brecker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: John Brecker
Title: CEO

10. May. 2023

Date